As filed with the Securities and Exchange Commission on March 3, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REIT V, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

53227M 107
(CUSIP Number of Class of Securities)

Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus REIT V, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by Lightstone Value Plus REIT V, Inc., a Maryland corporation (the “Company”) on December 31, 2025 in connection with the Company’s offer (the “Offer”) to purchase for cash up to 2,200,000 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) at a purchase price of $14.08 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.
Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:
The Company has received the final results of the Offer, which expired at 12:00 midnight Eastern Time on February 13, 2026. Based on the final count by SS&C Technologies, Inc., the depositary agent for the Offer, 3,893,608 Shares were validly tendered and not withdrawn before the expiration of the Offer. In accordance with the terms and conditions of the Offer, the Company is purchasing 2,200,000 Shares at a purchase price of $14.08 per Share, for an aggregate cost of approximately $31.0 million, excluding fees and expenses relating to the Offer. The Shares to be purchased represent approximately 12% of the Company’s outstanding Shares as of November 30, 2025.
Due to the oversubscription of the Offer, based on the final results described above, the Company will accept for purchase on a pro rata basis approximately 56.5% of the Shares validly tendered and not withdrawn at the purchase price of $14.08 per share (other than “odd lot” holders, whose shares of common stock will be purchased in full on a priority basis).
Payment for the Shares accepted for purchase under the Offer will be made promptly. Payment will be made in cash, less any applicable withholding taxes, and without interest.
The Company expects to have approximately 16,146,919 outstanding Shares after payment for the accepted Shares.

Item 12.	Exhibits.

The Exhibit Index appearing after the signature page to this Schedule TO is incorporated by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete, and correct.

LIGHTSTONE VALUE PLUS REIT V, INC.
Date: March 3, 2026
	By:	/s/ Seth Molod
Seth Molod
Chief Financial Officer and Executive Vice President

EXHIBIT INDEX
Exhibit	Description
(a)(1)(A)*	Offer to Purchase dated December 31, 2025

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Odd Lot Certification Form

(a)(1)(D)*	Letter of Custodians

(a)(2)(A)*	Letter to Stockholders dated December 31, 2025

(a)(2)(B)*	Email to Financial Advisors

(a)(5)(A)*	Excerpt from Current Report on Form 8-K regarding suspension of share redemption program

107*	Calculation of Filing Fee Table

*	Previously filed.